SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                        Amendment No. 10


                       MYCOGEN CORPORATION
                    (NAME OF SUBJECT COMPANY)


Common Stock, par value $.001 per share (Including the Associated
                             Rights)
                 (TITLE OF CLASS OF SECURITIES)

                           628452 10 4
                         (CUSIP Number)


John Scriven          J. Pedro          Louis W. Pribila
Vice President,       Reinhard          Vice President,
General Counsel and   President         Secretary
Secretary             Rofan Services    and General
The Dow Chemical      Inc.              Counsel
Company               2030 Dow Center   DowElanco LLC
2030 Dow Center       Midland, MI       9330 Zionsville
Midland, MI  48674    48674             Road
(517) 636-1000        (517) 636-1000    Indianapolis, IN
                                        46268
                                        (317) 337-3000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                        November 11, 1997
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].
                      CUSIP No. 628452 10 4


1)  Name of Reporting Person     The Dow Chemical Company
and its I.R.S.                   I.R.S. Identification No.
Identification No.               38-1285128

                                 Rofan Services Inc.
                                 I.R.S. Identification No.
                                 38-2853855

                                 DowElanco LLC
                                 I.R.S. Identification No.
                                 35-1781118



2)  Check the Appropriate Box if a   (a)     [    ]
Member                               of a Group(b)     [    ]


3)  SEC Use Only


4)  Source of Funds              WC



5)  Check Box if Disclosure of
Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)   [    ]



6)  Citizenship or Place of          The Dow Chemical Company -
Organization                     Delaware
                                 Rofan Services Inc. - Delaware
                                 DowElanco LLC - Delaware


Number of    7)  Sole Voting     18,069,645
Shares       Power
Beneficially _________________   _______________________________
Owned by     8)  Shared Voting
Each         Power               0
Reporting    _________________   _______________________________
Person With  9)  Sole            18,069,645
             Dispositive Power
             _________________   _______________________________
             10)  Shared         0
             Dispositive Power


11) Aggregate Amount
Beneficially owned by Each
Reporting Person as of November   18,069,645
11, 1997

12) Check Box if the Aggregate
Amount in Row (11) Excludes      [    ]
Certain Shares

13) Percent of Class
Represented by Amount in         57.5%
Row (11)

14) Type of Reporting Person

    The Dow Chemical Company     CO
    Rofan Services Inc.          CO
    DowElanco LLC                OO


       This Amendment No. 10 amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 27, 1996, Amendment No. 2 filed on June 7, 1996, Amendment No. 3 filed on December 4, 1996, Amendment No. 4 filed on January 30, 1997, Amendment No. 5 filed on March 13, 1997, Amendment No. 6 filed on April 15, 1997, Amendment No. 7 filed on May 2, 1997, Amendment No. 8 filed on May 22, 1997, and Amendment No. 9 filed on July 11, 1997 (the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the
Schedule 13D.


Item 2. Identity and Background.

       Item 2 is hereby amended by adding the following information at the end thereof.

       On June 30, 1997, upon the purchase by The Dow Chemical Company ("TDCC") of the remaining 40% interest in DowElanco, DowElanco was redomesticated as a Delaware general partnership. On July 1, 1997, DowElanco was converted into a Delaware limited liability company known as DowElanco LLC (hereinafter, "DowElanco").

       DowElanco's members are Rofan Services, Inc., which continues to own a 60% interest in DowElanco, and Centen Ag Inc., a Delaware corporation and a wholly-owned subsidiary of TDCC ("Centen"), which owns a 40% interest in DowElanco. Centen's principal executive offices are located at 2030 Dow Center, Midland, Michigan 48674.


Item 3. Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended by adding the following paragraph to the end thereof.

       DowElanco obtained the funds required to effect the Common
Stock purchases reported in Amendment No. 10 to Schedule 13D from working capital and other internal sources.

Item 4. Purpose of Transaction.

       Part (a) of this Item 4 is hereby amended by adding the following information to the end thereof.

       (a)  Since the filing of Amendment No. 9 to the Schedule
13D, DowElanco has purchased a number of shares in open market transactions. Those transactions are summarized in the following table:

                 Shares of
       Date     Common Stock   Price/Share     Total Price

     8/15/97      10,000         $24.000     $240,000.00
     8/18/97      10,000          24.000      240,000.00
     8/20/97      10,000          24.000      240,000.00
     8/21/97      15,000          23.958      359,374.50
     8/22/97      10,000          23.625      236,250.00
    10/24/97     117,900          20.697    2,440,173.94
    10/27/97      11,000          20.568      226,250.20
    10/29/97      17,500          20.750      363,125.00

       DowElanco and Mycogen management have discussed the possibility of a $75 million private placement of Common Stock with DowElanco to refinance debt and to fund capital expenditures, working capital needs and possible acquisitions.
At a meeting held on November 12, 1997, the Mycogen Board of Directors authorized management to proceed with this financing arrangement in either a single transaction or a series of transactions with DowElanco. The DowElanco-designated directors abstained from voting on this matter. The shares would be valued at the average daily closing price of Mycogen's Common Stock on the Nasdaq National Market for the trading days within the 90 calendar days preceding the date of the closing of the transaction. The DowElanco Members Committee has taken no action with respect to the possible transaction. The proposal would also be subject to the consent of The Dow Chemical Company.

       Part (d) of this Item 4 is hereby amended by adding the following information to the end thereof.

       On November 11, 1997, DowElanco notified the following directors that DowElanco will not vote to reelect them at the Mycogen Annual Meeting of Stockholders: Dr. Jerry D. Caulder, Thomas J. Cable, Dr. David H. Rammler, and W. Wayne Withers.

       DowElanco will support the reelection of its designees to the Board: Perry J. Gehring, Nickolas D. Hein, Louis W. Pribila, William C. Schmidt and G. William Tolbert. DowElanco will also vote for the election of Carlton J. Eibl, President of Mycogen, as a Director.

       DowElanco believes that Mycogen's strategy to create value added genetically engineered products from Bt technology across a wide range of crops requires additional skill sets at the Board level. DowElanco will nominate three as yet unidentified candidates who will be recruited for their special expertise and talents in plant biotechnology, the seed industry, and the financial affairs of growth oriented high technology companies.
The addition of Carlton J. Eibl to the Board will ensure direct linkage between strategy and operations.


Item 5. Interest in Securities of the Issuer.

       Parts (a), (b), (d) and (e) of this Item 5 are hereby amended in their entirety by replacing such sections with the indicated texts. Part (c) of Item 5 is hereby amended by adding the noted text to the end thereof.

       (a) DowElanco owns, and TDCC and Rofan indirectly own, an aggregate of 18,069,645 shares of Common Stock which represent approximately 57.5% of the total outstanding shares of Common
Stock.

       (b) DowElanco has, and TDCC and Rofan indirectly have, the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such 18,069,645 shares of Common Stock.

       (c)  Since the filing of Amendment No. 9 to Schedule 13D,
DowElanco has purchased 201,400 shares of Common Stock in open market transactions for an aggregate purchase price of $4,345,173.64.

       (d) None of TDCC, Rofan, DowElanco or their respective affiliates is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock other than, the 18,069,645 shares of Common Stock acquired by DowElanco.

       (e)  Not applicable.


                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1997


          THE DOW CHEMICAL COMPANY

          By:     /s/G. MICHAEL LYNCH
          Name:   G. Michael Lynch
          Title:  Vice President and Controller


          ROFAN SERVICES INC.

          By:     /s/J. PEDRO REINHARD
          Name:   J. Pedro Reinhard
          Title:  President


          DOWELANCO LLC

          By:     /s/LOUIS W. PRIBILA
          Name:   Louis W. Pribila
          Title:  Vice President, Secretary and General Counsel